STRATA
SKIN SCIENCES

Investor Presentation | January 2023


1.5cm
1.25cm
1.0cm
0.5cm

STRATA
SKIN SCIENCES

Company Overview

A medical technology company dedicated to developing cutting-edge solutions for the in-office treatment of life-altering skin conditions.

- **Large Market Opportunity**
  Addressing $38B market
- **Treatment Focus**
  Psoriasis, Vitiligo, Eczema and Acne
- **2 Main Product Devices**
  XTRAC® & TheraClear®X
- **Global Leader**
  Dermatology excimer laser
- **Experienced Management**
  20+ year history

Addressing a $38B Market

XTRAC®

Psoriasis
$20.1B[1]

Eczema
$11.8B[2]

Vitiligo
$1.2B[3]

TheraClear®X

Acne
$5.5B[4]

STRATA SKIN SCIENCES

[1] Fortune Business Insights Market Report 2019; 2016-2018 historical, 2019 base year, 2020-2027 projected
[2] Market Data Forecast Analysis Report 2020; 2020 base year, 2021-2026 projected
[3] Fortune Business Insights Market Report 2018; 2015-2017 historical, 2018 base year, 2019-2026 projected
[4] Strata Skin Sciences

Dermatology Device Market

$8.2 Billion Market[1]


$10.0
$7.5
$5.0
$2.5
0
$ in B
13.4% CAGR
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028

STRATA SKIN SCIENCES

[1]Source: Dermatology Devices From 2016 to 2018

Recent Acquisitions to Drive Top-line Growth

TheraClear™ ACNE THERAPY

January 2022

Ra Medical™ SYSTEMS

August 2021

XTRAC®: Overview


XTRAC

- Safe, effective treatment
- 150+ peer-reviewed clinical studies
- Psoriasis treatment is the number 1 domestic use for XTRAC® lasers
- Opportunities exist for expanding use for other approved indications like vitiligo and eczema
- Clinical Support Team focused on:
  - In-office training
  - Best practices

STRATA SKIN SCIENCES

XTRAC®: Overview

30M Patient Opportunity

Indications: Psoriasis, Vitiligo + Eczema

- Psoriasis - 8M patients in U.S.
- Vitiligo - 5M patients in U.S.
- Eczema - 18M patients in U.S.


Eczema
5%
Vitiligo
15%
Treatments
by Indication
Psoriasis
80%

STRATA SKIN SCIENCES

XTRAC®: Psoriasis

Clinical Protocol – 6.2 treatments to PASI* 75



Baseline



After 2 tx



After 4 tx

How it Works:

- Beam of UVB light applied to the affected area
- UVB light induces apoptosis of the keratinocytes and T cells in the dermis
- Promotes immunosuppression
- Induces alterations in cytokine profile

Psoriasis: Autoimmune disease that causes the skin to regenerate faster than normal; characterized by red, itchy, scaly patches (65% Mild; 25% Moderate; 10% Severe)

*PASI – A 75% reduction in the Psoriasis Area and Severity Index (PASI) score (PASI 75) is the current benchmark of primary endpoints for most clinical trials of psoriasis

XTRAC®: Psoriasis

Treatment Options Addressing Psoriasis Indication

	XTRAC LIVE CLEAR. LIVE FREE.		NB-UVB	Topical Steroids	Non-biologic Systemics	Biologics
Approximate Costs ($)	✓	1K-3K	3K-9K	1K-7K	1K	32K-68K
Clinical Impact	✓	92%	71%	75%	48%	50-70%
Speed of Onset (in Weeks)	✓	5	10	3	14	12
Days of Actual Care	✓	18	80	294	52	12-65
Remission	✓	2.5 mos.	Continued with maintenance	Continued with maintenance	Continued with maintenance	Continued with maintenance
Adverse Events	✓	Mild Temp	Mild Temp	Mild-Mod Temp-Lasting	Mild-Severe Temp-Lasting	Mild-Severe Temp-Lasting

STRATA SKIN SCIENCES

XTRAC®: Vitiligo

Vitiligo is an autoimmune condition due to a loss of melanocytes, characterized by patches of skin losing its pigment



Baseline
After 18 tx
After 29 tx

How it Works:

- Beam of UVB light applied to the affected area
- UVB light reduces the immune system's attack on the melanocytes
- Results in re-pigmentation
- Simple, safe, effective + long-lasting

TheraClear®X



TheraClearX

50M+ Patient Opportunity

Indications: Acne vulgaris, comedonal acne and pustular acne

- **Dual mechanism of action (MOA) combining intense pulse light with vacuum (suction)**
- **Mechanically evacuates sebum and acne causing bacteria**
- $5.5B **Addresses the estimated $5.5B acne care market**

STRATA SKIN SCIENCES

TheraClear®X: Acne

TheraClear®X addresses multiple causes of acne in a single treatment


Baseline
After 5 tx

How it Works:

- The system combines intense pulse light with vacuum (suction) for the treatment of mild to moderate inflammatory acne, comedonal acne and pustular acne

STRATA
SKIN SCIENCES

VTRAC®

GD0


VTRAC
VTRAC

Large International Opportunity

Indications: Psoriasis, vitiligo and other various conditions

- **Excimer technology with the simplicity of design and reliability of a lamp**
- **Lower-cost device**
- **Marketed and sold internationally**
- **Reliable device, requires low maintenance**

A True Partnership

Delivering a Complete Business Solution

- DTC Marketing
- Clinical Support
- Customer Support
- Reimbursement Support*
- Co-pay Assistance
- Field Service Support
- Laser Upgrades*
- Consumables and Parts

STRATA SKIN SCIENCES

*Reimbursement Support and Laser Upgrades only applies to XTRAC®.

Domestic Commercial Operations

- Sales team targeting 7,500 dermatologists
- Sales team covering 30 territories
- Opportunity to sell TheraClear® X through existing salesforce

Other Statistics

- 4 sales regions
- 2 national account managers
- 15 field service technicians

STRATA SKIN SCIENCES

Affiliated Academic Institutions

STRATA has placed over 50 XTRAC® machines in residency programs across academic institutions

- Harvard University
- Children's Hospital of Philadelphia
- Mount Sinai
- Baylor University
- Brown
- USF University of South Florida
- NYU
- University of California San Diego
- Washington University in St. Louis
- University of Louisville
- University of Michigan
- Wayne State University
- MGH 1811
- University of Colorado Boulder
- Howard University
- University of Minnesota
- Oregon Health & Science University
- University of Southern California
- Cleveland Clinic
- Northwestern University
- PennState Health Milton S. Hershey Medical Center
- UT Southwestern Medical Center
- UTHealth The University of Texas Health Science Center at Houston | McGovern Medical School
- University of Cincinnati
- The University of Chicago
- Wake Forest University
- The Ohio State University Wexner Medical Center
- Cook County Health & Hospitals System CCHHS
- School of Medicine Case Western Reserve University

STRATA SKIN SCIENCES

International Sales Operations



- New experienced in-house Head of International Sales
- 39 international partner XTRAC® clinics
- Capital equipment sales preferred model
- Usage per device higher than in U.S. market
- TheraClear®X equipment sales opportunity
- Latin America & European markets untapped

Enhancing STRATA's Business Model

- Improved sales team
  - Transitioned sales team
  - Strengthen dermatology experience & relationships
  - Sales force training/CRP

- Improved client education + marketing
  - KOL engagement
  - Direct to dermatologist marketing

- Focused on operational performance
  - Improved data collection and analytics
  - Messaging targeted therapy: 3 indications
  - Management of international distributors in-house

Financials

$33M - $35M

Est. 2022 annualized revenue, representing strong double-digit growth



Total Revenue
40,000
30,000
20,000
10,000
0
2018
2019
2020
2021

STRATA SKIN SCIENCES

New Management…New Focus

100+ Years of Sales and Operational Dermatology Experience

New leadership: CEO, CFO, VP of Marketing, VP of Professional Relations, Head of International Sales, Director of Business Operations, and 3 new board members



Chief Executive Officer
Robert (Bob) Moccia



Chief Financial Officer
Chris Lesovitz



VP of Operations
Shmuel Gov



VP of Professional Relations
John Bagdasarian



VP of Sales
Keith Simeone



VP of Marketing
Brent Cowgill



Senior Director of International Sales
Michael Goodman

STRATA SKIN SCIENCES

Strategic Initiatives

- Expansion Opportunities
  - Continued and growing usage of XTRAC® machines
  - International business growth - selling TheraClear®X outside of the U.S.
  - Expand the use of TheraClear®X
  - M&A opportunities - focused on the medical device side of business, strong presence

- Upcoming Catalysts/Milestones
  - Launch new acne device based on acquired technology from Theravant
  - New product registrations in Asia and Latin America
  - New drug approvals in vitiligo will grow market domestically

- Cost Savings:
  - Net installed base growth - redeploying underutilized devices
  - Leverage commercial team for new products
  - Distribution network active internationally; reduces need for additional infrastructure

Company Overview

A medical technology company dedicated to developing cutting-edge solutions for the in-office treatment of life-altering skin conditions.

Large Market Opportunity
Addressing $38B market

Treatment Focus
Psoriasis, Vitiligo, Eczema and Acne

2 Main Product Devices
XTRAC® & TheraClear®X

Global Leader
Dermatology excimer laser

Experienced Management
20+ year history